UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28906 / September 22, 2009

_____
                                                                  :
In the Matter of   :
                                                                  :
DNP SELECT INCOME FUND INC.   :
DUFF & PHELPS UTILITY AND CORPORATE BOND TRUST INC.   :
                                                                  :
200 South Wacker Drive, Suite 500   :
Chicago, IL 60606   :
                                                                  :
(812-13617)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(1)(A) and (B) OF THE ACT

DNP Select Income Fund Inc. and Duff & Phelps Utility and Corporate Bond Trust Inc.
filed an application on December 29, 2008 and amendments to the application on June 3,
2009, June 24, 2009 and August 26, 2009, requesting an order under section 6(c) of the
Investment Company Act of 1940 (Act) for an exemption from sections 18(a)(1)(A) and
(B) of the Act. The order would permit the applicants, for a period from the date of the
order until October 31, 2010, to issue or incur debt subject to asset coverage of 200% that
would be used to refinance the applicants' auction preferred shares and/or remarketed
preferred shares issued prior to February 1, 2008 that are outstanding at the time such
post-order debt is issued or incurred. The order also would permit the applicants to
declare dividends or any other distributions on, or purchase, capital stock during the term
of the order, provided that such post-order debt has asset coverage of at least 200% after
deducting the amount of such transaction.

On August 27, 2009, a notice of the filing of the application was issued (Investment
Company Act Release No. 28891). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is necessary and
appropriate in the public interest, and consistent with the protection of investors and the
purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of DNP Select Income Fund Inc., *et al.*, (File No. 812-13617),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(1)(A) and (B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary